SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
CVRD INCO LIMITED
(Name of Subject Company (Issuer))
CVRD INCO LIMITED
(Name of Filing Person (Issuer and Offeror))
Liquid Yield OptionTM Notes due March 29, 2021
Convertible Debentures due 2023
3 1/2% Subordinated Convertible Debentures due 2052
(Title of Class of Securities)
453258 AL 9, 453258 AM 7
453258 AS 4, 453258 AT 2
453258 AR 6
(CUSIP Numbers of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
with copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 1004
CALCULATION OF FILING FEE

Transaction Valuation*: $61,307,682	Amount of Filing Fee**: $6,560
*	Calculated solely for purposes of determining the filing fee. The amount assumes that up to $19,187,000 amount payable at maturity of Liquid Yield OptionTM Notes are purchased at a price of $632.02 (this price includes accrued and unpaid interest up to the change in control purchase date), per $1,000 amount payable at maturity; up to $4,699,000 amount payable at maturity of Convertible Debentures due 2023 are purchased at a price of $931.44 (this price includes all accrued and unpaid interest up to the change in control purchase date), per $1,000 amount payable at maturity and up to $44,326,000 principal amount of 3 1/2% Subordinated Convertible Debentures due 2052 are purchased at a price of $1,010.79 (this price includes accrued and unpaid interest up to the change in control purchase date) per $1,000 principal amount.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,560	Filing Party:	Inco Limited
Form or Registration No.:	Schedule TO	Date Filed:	November 13, 2006
	File No. 005-46625
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1. ☐ going-private transaction subject to Rule 13e-3.

☑	issuer tender offer subject to Rule 13e-4. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the U.S. Securities and Exchange Commission on November 13, 2006, as amended and supplemented by Amendment No. 1 filed on December 13, 2006, and Amendment No. 2 filed on January 3, 2007, by Inco Limited. On January 4, 2007, Inco Limited amalgamated with Itabira Canada Inc. and continued under the name CVRD Inco Limited.
     This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Schedule TO, as supplemented and amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO, as supplemented and amended.
     The following information is furnished pursuant to Rule 13e-4(c)(4):
1.	The Offer expired at 5:00 p.m. New York City time on January 5, 2007.

2.	An aggregate of $14,000 amount payable at maturity of LYONs were tendered to the Offer; an aggregate of $15,000 amount payable at maturity of 2023 Debentures were tendered to the Offer; and no 2052 Debentures were tendered to the Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVRD INCO LIMITED
By:	/s/ Simon A. Fish
	Name:	Simon A. Fish, Esq.
	Title:	Executive Vice-President, General Counsel & Secretary

Date:  January 8, 2007

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated November 13, 2006.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(5)(A)*	Summary Advertisement.
(a)(5)(B)*	Notice of Special Meeting of Shareholders and Management Information Circular, dated November 30, 2006, incorporated by reference to Exhibit 99.1 to Form 6-K filed by the Company on December 13, 2006.
(d)(1)*	LYONs Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the LYONs filed by the Company on May 8, 2001.
(d)(2)*	2023 Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the 2023 Debentures filed by the Company on April 22, 2003.
(d)(3)*	2023 First Supplemental Indenture, incorporated by reference to Exhibit 7.2 to Form F-10 regarding the 2023 Debentures filed by the Company on April 22, 2003.
(d)(4)*	2052 Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the 2052 Debentures filed by the Company on April 22, 2003.
(d)(5)*	2052 First Supplemental Indenture, incorporated by reference to Exhibit 7.2 to Form F-10 regarding the 2052 Debentures filed by the Company on April 22, 2003.

*	Previously filed or incorporated as an exhibit to the Schedule TO, as supplemented and amended.